SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__12__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  652484601
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             February 17, 1999
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                             Page 1 of 8 pages

CUSIP No.  652484601                 13D                   Page 2 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,439,909
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,439,909
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,439,909
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       35%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484601                 13D           Page 3 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,590,003
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,590,003
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,590,003
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484601                 13D                   Page 4 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            849,906
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             849,906
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       849,906
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.9%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 8 Pages


Item 2. (a) is hereby amended in its entirety:

          J. Morton Davis,  D.H.  Blair  Investment  Banking Corp.  ("Blair
          Investment")  and  Rosalind   Davidowitz, (together,  the "Reporting
          Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

Item 2.  (b) through (f) is amended to add disclosure for Rosalind Davidowitz:

         (b) Mrs. Davidowitz's business address is 44 Wall St.
             New York, New York  10005

         (c) Mrs. Davidowitz is a private investor.

         (d) Mrs. Davidowitz has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or misdemeanors).

         (e) Mrs. Davidowitz, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibitng or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

         (f) Mrs. Davidowitz is a United States citizen.

Item 3. Source and amount of funds or other consideration is hereby amended as follows:

          The Source of the funds for the purchase of shares of News Communications, Inc. ("Issuer") was from personal funds of the Reporting Parties. The Reporting Parties purchased the shares of the Issuer in a rights offering at $1.50 per share. Blair Investment purchased 749,765 shares and Mrs. Davidowitz purchased 799,401 shares.

Item 4.   Purpose of Transaction is hereby amended as follows:

          The purchase of the shares was for investment purposes. The shares were not purchased for any reason listed in Item 4 (a) through (j).

                                                    Page 6  of 8 pages

Item 5.   Interest in the Securities of the Issuer is amended in its entirety:

          (a) As of February 22, 1999 Mr. Davis may be deemed to beneficially own 2,439,909 shares or 35% of the Issuer's shares issued and outstanding as follows: (i) 1,372,303 shares owned by Blair Investment (ii) Warrants to purchase 207,867 shares owned by Blair Investment (iii) 9,833 shares issuable upon exercise of 1,967 shares of $10 convertible preferred stock (1) owned by Blair Investment (iv) 41,006 shares owned by Rivkalex Corporation
              (2) and (v) 808,900 shares owned by Rosalind Davidowitz.

              As of February 22, 1999 Blair Investment may be deemed to beneficially own 1,590,003 shares or 23.4% of the Issuer's shares as indicated in (i) - (iii) above.

              As of February 22, 1999 Rosalind Davidowitz may be deemed to beneficially own 849,906 shares or 12.9% of the Issuer's shares as indicated in (iv) and (v) above.

          (b) See numbers (7) - (10) on the cover page, of this form for each Reporting Party.

          (c) Between February 17, 1999 and February 22, 1999(i) Blair Investment purchased 749,765 shares at $1.50 per share (ii) Rosalind Davidowitz purchased 779,033 shares at $1.50 per share and (iii) Rivkalex Corporation purchased 20,368 shares at $1.50 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the securities of the Issuer.

              None

Item 7    Material to be filed as Exhibits

              None

-----------------------------------------------------------------------------

(1) Each share of $10.00 Convertible Preferred Stock is convertible into five Shares.

(2) Rivkalex Corporation is a private corporation owned by Rosalind Davidowitz, Mr. Davis' wife. Filing of this statement shall not be deemed an admission that J. Morton Davis or Blair Investment beneficially own securities attributed to Rivkalex or Rosalind Davidowitz for any purpose.
J. Morton Davis and Blair Investment expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz for any purpose. Rosalind Davidowitz expressly disclaims beneficial ownership of all securities owned by Mr. Davis or Blair Investment for any purpose.

                                                         Page 7 of 8 pages







                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                          /s/ J. Morton Davis
Date:    February 22, 1999              ________________________
         New York, New York                J. Morton Davis





                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                            /s/ David Nachamie
Date:    February 22, 1999              _____________________________
         New York, New York                David Nachamie
                                           Treasurer





Date:    February 22, 1999                   /s/ Rosalind Davidowitz
         New York, New York              ____________________________
                                          Rosalind Davidowitz